NEWS RELEASE

Esperanza Commences Trading on the OTCQX

Vancouver, British Columbia – October 16, 2012 - Esperanza Resources Corp. (TSX.V: EPZ) (OTCQX: ESPZF) today reported that the Company’s common shares have commenced trading on the OTCQX, the premium tier of the U.S. Over-the-Counter (OTC) marketplace, under the symbol ESPZF.

The Company has joined OTCQX in order to provide increased access to securities of the Company to US based investors. The OTCQX is fully electronic and gives investors access to the Company’s securities through all major online and full-service brokerage firms in the United States. Investors can view real-time quotes for the Company at www.otcqx.com.

ROTH Capital Partners (ROTH) sponsored and facilitated Esperanza’s OTCQX listing, and will act as the Company's Principal American Liaison ("PAL") on the OTCQX, responsible for providing guidance on OTCQX requirements.

The Company`s common shares will continue to be traded on the TSX Venture Exchange under the symbol “EPZ”.

About Esperanza

Esperanza is a precious metals exploration and development company focused on advancing its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico.

For further information, contact:

Esperanza Resources Corp.

Greg Smith, President and CEO

Toll Free: 1 866 890 5509

info@epzresources.com

www.epzresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Certain statements and information contained in this press release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this and other press releases include, but are not limited to statements and information regarding: the Company's future mining activities, the preparation of future reports, production and mine life; the Company's mineral resource estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, and working capital requirements. Such forward-looking statements are based on a number of material factors and assumptions and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking information. You are cautioned not to place undue reliance on forward-looking statements contained in this press release. Some of the known risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements are described in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, which is available at www.sec.gov and is filed on SEDAR at www.sedar.com. The Company undertakes no obligation to update or revise any forward-looking statements included in this press release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.